Exhibit 28


                 DAVID A. SMITH TO STEP DOWN AS
              CEO OF RAUSCHER PIERCE REFSNES, INC.


MINNEAPOLIS, September 27, 1995 -- Inter-Regional Financial Group (NYSE: IFG), parent company of regional broker-dealers Dain Bosworth Incorporated, Minneapolis, and Rauscher Pierce Refsnes, Inc., Dallas, today announced that David A. Smith will step down as chairman, president and chief executive officer of Rauscher Pierce Refsnes and as a member of the IFG board of directors on September 30. According to Irving Weiser, chairman and CEO, IFG will begin a search immediately, considering both internal and external candidates for the post. In the interim, Weiser will serve as acting CEO, and members of the RPR Executive Committee will report directly to him. To facilitate a smooth transition, Smith will remain with the firm in an advisory capacity up to year end.

    According to Weiser, "Rauscher Pierce Refsnes has made great strides under David Smith's leadership, including establishing a highly regarded capital markets group, significantly improving its retail sales force and market share, transforming a strong fixed income group into a preeminent one, and building a very successful correspondent clearing business. Yet even greater strides will be required for RPR to achieve its full potential as the finest regional securities firm doing business in the Southwest. We have mutually concluded that RPR's next era of growth calls for new leadership."

    Smith, 49, has been CEO of the Dallas-based securities firm since 1983 and a member of the IFG board since 1985. In a letter to RPR employees, Smith said, "While the decision was difficult, I believe that it is right not only for the company, but for me as well." He then concluded, "While Rauscher Pierce Refsnes will be under new leadership, I truly believe that our values, vision and strategies of being a regionally managed, client-driven organization will not change, but only be strengthened in the years ahead."

    Weiser praised Smith as "a capable and loyal executive who is totally dedicated to helping this firm succeed." He added, "Throughout his 26 years with our firm, David has lived by his values _ a commitment to honesty, excellence, customer service and caring about people."

    Inter-Regional Financial Group is, through Dain Bosworth Incorporated and Rauscher Pierce Refsnes, Inc., one of the nation's largest full-service regional brokerage and investment banking companies. IFG's two broker-dealers serve individual, institutional, corporate and governmental clients in 24 states, predominantly in the western half of the United States. IFG also is the parent company of Regional Operations Group, an operations and technology services subsidiary; and IFG Asset Management Services, Inc., a financial services subsidiary which includes Insight Investment Management, adviser to the Great Hall Funds. The company's common stock is traded on the New York Stock Exchange under the symbol IFG.


MEDIA CONTACT:  B. J. French (612) 371-2363; INVESTOR CONTACT:
Joseph Jennings (612) 371-2934